Exhibit 99.1

News Release
NYSE, TSX: NTR

November 4, 2019 – all amounts are in US dollars

Nutrien Impacted by a Temporary Slowdown

in Fertilizer Demand; Positive 2020 Outlook

Nutrien Ltd. (Nutrien) announced today its 2019 third-quarter results, with net earnings from continuing operations of $141 million ($0.24 diluted earnings per share). Third-quarter adjusted net earnings was $0.24 per share and adjusted EBITDA was $785 million. Adjusted net earnings (total and per share amounts), and adjusted EBITDA, together with the related annual guidance, Potash adjusted EBITDA and free cash flow are non-IFRS financial measures. See “Non-IFRS Financial Measures” section for further information.

“Nutrien’s third-quarter results and fourth-quarter expectations are impacted by short term market softness. However, we believe that agriculture fundamentals are starting to strengthen and we expect 2020 to be a strong year for crop input demand for which we are well positioned to benefit,” commented Chuck Magro, Nutrien’s President and CEO.

“Over the course of the year, we have allocated capital to grow our Retail business while continuing to return significant capital to our shareholders. That is what our integrated business model is designed to do, and we remain confident that it will drive significant long-term value creation,” added Mr. Magro.

Highlights:

•

Retail performed very well with EBITDA increasing 64 percent in the third quarter of 2019 compared to the same period last year due to the delayed timing of crop input demand in the US and stronger margins. Nutrien’s sales, service and supply chain strength helped to grow share in key markets on a year-to-date basis.

•	Potash adjusted EBITDA was down 14 percent in the third quarter of 2019 compared to the third quarter of 2018 due to lower sales volumes caused by a temporary reduction in global demand.

•	Nitrogen EBITDA in the third quarter was 9 percent lower than the same period last year due primarily to lower net realized selling prices for ammonia.

•	Nutrien generated $2.0 billion in free cash flow in the first nine months of 2019, up 28 percent from the same period in 2018.

•	Nutrien announced the close of its acquisition of Ruralco Holdings Limited at the end of the quarter, the third largest agriculture retailer in Australia.

•	Nutrien full-year 2019 adjusted net earnings per share and adjusted EBITDA guidance were lowered to $2.30 to $2.55 per share and $4.0 to $4.3 billion, respectively.

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of November 4, 2019. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we,” “us,” “our,” “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries as a group. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our 2018 Annual Report dated February 20, 2019, which includes our consolidated financial statements and management’s discussion and analysis and our Annual Information Form, each for the year ended December 31, 2018, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (“SEC”).

This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2019 (“interim financial statements”) prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” unless otherwise stated. It contains certain non-IFRS financial measures and forward-looking statements which are described in the “Non-IFRS Financial Measures” section and the “Forward-Looking Statements” section respectively. For the definitions of financial and non-financial terms used in this MD&A, as well as a list of abbreviated company names and sources, see the “Terms”, “Abbreviated Company Names and Sources” and “Terms and Measures” sections of our 2018 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, n/m indicates information that is not meaningful and all financial data are stated in millions of US dollars unless otherwise noted.

Market Outlook

Agriculture and Retail

•

US corn and soybean prices have increased by approximately 10 percent from summertime lows, as the shortened growing season is expected to lead to lower yields and harvested acreage, particularly after parts of the Northern Corn Belt received frost in mid-October.

We believe this will tighten crop inventories and result in approximately 12 million, or about 7 percent, more US corn and soybean acres to be planted in 2020, which is expected to support crop input demand. While there is strong underlying demand for a heavy crop input application season this fall, there is significant risk of a shortened application window created by the late harvest in both the US and Canada.

•

South American corn and soybean prices have increased by approximately 20 percent since July 2019 and growers in Brazil are expected to increase soybean and safrinha corn planting by a combined four to five million acres, or 3 to 4 percent, over last year’s level. We expect this growth to translate into a meaningful increase in crop input demand.

•

Weak palm oil prices had a significant impact on potash demand in South East Asia this quarter. However, prices have recently improved, partly due to new biofuel policy developments in Indonesia and Malaysia.

•	Australia continues to experience drought conditions which could limit crop production and input use over the coming year.

Crop Nutrient Markets

•

Global potash prices declined during the third quarter of 2019 as customers in key offshore markets drew from inventories built by strong first-half 2019 shipments, delaying new annual contracts in China and India. Global producers announced curtailments to rebalance supply over the near term.

We anticipate potash demand to remain subdued through the fourth quarter of 2019 as customers continue to draw down inventory. We are lowering our 2019 projection of global potash deliveries to 64 to 65 million tonnes (previously 65-67 million tonnes). We are also further lowering our potash sales volume guidance to 11.6 to 12.0 million tonnes, which represents an incremental 300,000 tonnes impact to the 700,000 tonne downward revision announced on September 11, 2019 (potash sales volume guidance provided on July 29, 2019 was 12.6 to 13.0 million tonnes).

We expect global potash deliveries to rebound to 67 to 69 million tonnes in 2020 as offshore inventories are depleted, Western Hemisphere planted acreage increases significantly and affordability for growers remains attractive with improved prices for corn, soybeans and palm oil.

•

Global ammonia benchmark prices have increased from third quarter 2019 lows as a result of several unplanned production outages and improved demand, while US urea import prices have recently come under pressure. We expect strong seasonal nitrogen demand, supported by higher planted acreage in the US and Brazil, and strong demand in India due to favorable monsoon conditions and supportive government policies.

•

Dry phosphate fertilizer prices continue to be pressured by the combination of increased supply from Saudi Arabia and Morocco, strong exports from China and lower raw material prices. Liquid fertilizer and industrial phosphates prices continue to demonstrate more stability.

Financial Outlook and Guidance

Based on our nine-month results and market factors detailed above, we have lowered 2019 adjusted net earnings guidance to $2.30 to $2.55 per share (previously $2.70 to $3.00 per share) and adjusted EBITDA guidance to $4.0 to $4.3 billion (previously $4.35 to $4.70 billion). For additional adjustments to related guidance, please see the table below.

The related sensitivities can be found on page 62 of Nutrien’s 2018 Annual Report.

All guidance numbers, including those noted above are outlined in the table below.

2019 Guidance Ranges [1]	Low	High

Adjusted net earnings per share [2]	$2.30	$2.55

Adjusted EBITDA (billions) [2]	$4.00	$4.30

Retail EBITDA (billions)	$1.20	$1.30

Potash EBITDA (billions)	$1.60	$1.70

Nitrogen EBITDA (billions)	$1.30	$1.35

Phosphate EBITDA (millions)	$175	$200

Potash sales tonnes (millions) [3]	11.6	12.0

Nitrogen sales tonnes (millions) [3]	10.6	10.8

Depreciation and amortization (billions)	$1.80	$1.90

Merger and related costs (millions)	$60	$70

Effective tax rate on continuing operations	23%	25%

Sustaining capital expenditures (billions)	$1.0	$1.1

1 See the “Forward-Looking Statements” section of this MD&A.

2 See the “Non-IFRS Financial Measures” section of this MD&A.

3 Manufactured products only. Nitrogen excludes ESN® and Rainbow products.

Consolidated Results

	Three Months Ended September 30			Nine Months Ended September 30
(millions of US dollars)	2019	2018	% Change	2019	2018	% Change
Sales [1]	4,134	3,990	4	16,482	15,761	5
Freight, transportation and distribution	246	253	(3)	667	675	(1)
Cost of goods sold [1]	2,748	2,582	6	11,388	10,953	4
Gross margin	1,140	1,155	(1)	4,427	4,133	7
Expenses	812	2,514	(68)	2,628	4,265	(38)
Net earnings (loss) from continuing operations	141	(1,067)	n/m	1,040	(327)	n/m
Net earnings from discontinued operations	-	23	(100)	-	698	(100)
Net earnings (loss)	141	(1,044)	n/m	1,040	371	180
EBITDA [2]	785	(932)	n/m	3,162	1,062	198
Adjusted EBITDA [2]	785	839	(6)	3,347	3,012	11
Free Cash Flow [2]	329	422	(22)	2,019	1,572	28
1 Certain immaterial figures have been reclassified or grouped together for the three and nine months ended September 30, 2018.
2 See the “Non-IFRS Financial Measures” section.

Our third-quarter and first-nine months of 2019 net earnings from continuing operations increased compared to the same periods in 2018 due to a non-cash impairment of our New Brunswick potash facility in 2018, the continued benefit of Merger related synergies and operational improvements, higher potash net realized prices, and strong performance by Retail in the third quarter of 2019 where a compressed US growing season supported demand for higher margin products and services. Net earnings from continuing operations in the 2019 periods were negatively impacted by lower sales of produced crop nutrients caused by a temporary slow down of global demand and the timing of the US application season.

Our net earnings from discontinued operations in 2018 was related to the required divestiture of certain equity investments in connection with the Merger.

Segment Results

In the first quarter of 2019, our Executive Leadership Team reassessed our product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment as reported in 2018. Effective January 1, 2019, we have four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Comparative amounts presented on a segmented basis have been restated accordingly. We also renamed our “Others” segment to “Corporate and Others”.

Detailed descriptions of our operating segments can be found in our 2018 Annual Report in the “Operating Segment Performance & Outlook” section.

Our discussion of segment results set out on the following pages is a comparison of the results for the three and nine months ended September 30, 2019 to the results for the three and nine months ended September 30, 2018, unless otherwise noted. See Appendix A for a summary of our results for the nine months ended September 30, 2019 by operating segment.

Retail

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30
	Dollars			Gross Margin			Gross Margin (%)
	2019	2018	% Change	2019	2018	% Change	2019	2018
Sales
Crop nutrients [1]	769	650	18	175	142	23	23	22
Crop protection products	1,318	1,086	21	303	236	28	23	22
Seed	60	60	-	17	14	21	28	23
Merchandise [2]	135	161	(16)	22	27	(19)	16	17
Services and other	217	174	25	138	114	21	64	66
	2,499	2,131	17	655	533	23	26	25
Cost of goods sold [2]	1,844	1,598	15
Gross margin	655	533	23
Expenses [3]	617	539	14
Earnings (loss) before finance costs and taxes (“EBIT”)	38	(6)	n/m
Depreciation and amortization	152	122	25
EBITDA	190	116	64

  1 Includes intersegment sales. See Note 2 to the interim financial statements.

  2 Certain immaterial figures have been reclassified or grouped together for the three months ended September 30, 2018.

  3 Includes selling expenses of $601 million (2018 – $552 million).

•

EBITDA was higher in the third quarter of 2019 as a higher proportion of crop nutrients and crop protection products applications were made in the US during the quarter due to the impact of a wet spring. EBITDA increased in the first nine months of 2019 as sales, service and supply chain strength helped to grow share in key markets. Gross margin percentage increased in the third quarter due to a favorable sales mix of product, and gross margin percentage for the first nine months of 2019 is now in-line with 2018 levels. Expenses as a proportion of sales in the third quarter and first nine months of 2019 were similar to the same periods in 2018.

•

Crop nutrients sales increased in the third quarter and first nine months of 2019 due to higher sales volumes and selling prices. Gross margin percentage also increased in the periods due to strategic purchasing and an increased mix of higher margin specialty and proprietary products.

•

Crop protection products sales in the third quarter and first nine months of 2019 increased as US farmers made more in-season applications due to the excessive moisture experienced earlier in the year. Gross margin percentage increased in the third quarter and was stable in the first nine months of 2019 due to favorable sales product mix and strategic purchasing. This offset the impact of higher competition in an abbreviated pre-emergence season and higher costs of raw materials sourced from China.

•

Seed sales in the third quarter were comparable to the same period last year as higher sales in North America more than offset lower Australian sales, which was caused by prolonged drought conditions. Seed sales in the first nine months of 2019 increased as a result of a greater proportion of sales from higher value corn and cotton seed, which more than offset the impact of lower planted acreage in the US. Gross margin percentage was higher in the third quarter and flat in the first nine months of 2019 due to the timing of vendor programs, which offset replanting discounts earlier in 2019.

•

Services and other sales were higher in the third quarter and first nine months of 2019 due mostly to increased US applications and services resulting from a condensed growing season, as well as the timing of Australian livestock commissions. Gross margin percentage decreased in the quarter compared to the previous year due to the lower margin livestock commissions, while gross margin percentage for the first nine months of 2019 increased significantly due to a greater proportion of higher margin North American sales.

Potash

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30
	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018	% Change	2019	2018	% Change	2019	2018	% Change

Manufactured product [1]

Net sales

North America	330	358	(8)	1,438	1,678	(14)	229	213	8

Offshore	379	458	(17)	1,823	2,180	(16)	208	210	(1)

	709	816	(13)	3,261	3,858	(15)	218	212	3

Cost of goods sold	303	358	(15)				94	93	1

Gross margin - manufactured	406	458	(11)				124	119	4

Gross margin - other [2]	-	1	(100)	Depreciation and amortization			34	33	3

Gross margin - total	406	459	(12)

Impairment of assets	-	1,809	(100)	Gross margin excluding depreciation

Expenses [3]	86	89	(3)	and amortization - manufactured [4]			158	152	4

EBIT	320	(1,439)	n/m	Potash cash cost of product

Depreciation and amortization	110	128	(14)	manufactured [4]			62	56	11

EBITDA	430	(1,311)	n/m
Adjusted EBITDA [4]	430	498	(14)

1 Includes intersegment sales. See Note 2 to the interim financial statements.

2 Includes other potash and purchased products and is comprised of net sales of $Nil (2018 – $1 million) less cost of goods sold of $Nil (2018 – $Nil).

3 Includes provincial mining and other taxes of $83 million (2018 – $78 million).

4 See the “Non-IFRS Financial Measures” section.

•

EBITDA was higher in the third quarter and first nine months of 2019 due to a non-cash impairment of our New Brunswick potash facility in the same periods of 2018. Adjusted EBITDA decreased in the third quarter of 2019 due mostly to lower sales volumes. Adjusted EBITDA in the first nine months of 2019 was higher than the same period last year as higher net realized selling prices more than offset lower sales volumes and previously announced changes to the Saskatchewan government tax structure.

•

Sales volumes in North America were the second highest of any third quarter, down only from the third quarter record of 2018. North American sales volumes in the first nine months of 2019 were lower due to a wet US spring which postponed some applications. Offshore sales volumes were lower in the third quarter of 2019 as customers in key markets drew upon inventory levels, however, offshore sales volumes for the first nine months of 2019 were the highest on record due to strong demand in the first half of 2019.

•

Net realized selling price increased in the third quarter of 2019 due to higher prices in the North American market. Offshore net realized selling prices in the third quarter were lower than the previous period reflecting pressure from the slowdown in offshore demand and adjustments to Nutrien’s provisional selling price to Canpotex. North American and Offshore net realized selling prices were higher during the first nine months of 2019, similar to increases in major global benchmark prices.

•

Cost of goods sold per tonne was largely unchanged in the third quarter and first nine months of 2019 as higher royalties and higher costs resulting from the timing of mine maintenance were offset by favorable foreign exchange rate changes. Potash cash cost of product manufactured increased in the periods mostly due to the timing of mine maintenance and lower production volumes.

Canpotex Sales by Market

(percentage of sales volumes, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2019	2018	% Change	2019	2018	% Change
Latin America	44	40	10	31	33	(6)
Other Asian markets [1]	21	37	(43)	27	32	(16)
China	16	7	129	23	18	28
India	12	11	9	11	9	22
Other markets	7	5	40	8	8	-
	100	100		100	100
1 All Asian markets except China and India.

Nitrogen

	Three Months Ended September 30
(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018 ¹	% Change	2019	2018 ¹	% Change	2019	2018 ¹	% Change
Manufactured product [2]
Net sales
Ammonia	144	190	(24)	715	750	(5)	203	253	(20)
Urea	221	198	12	726	691	5	304	286	6
Solutions, nitrates and sulfates	168	182	(8)	1,081	1,122	(4)	155	163	(5)
	533	570	(6)	2,522	2,563	(2)	211	222	(5)
Cost of goods sold	416	419	(1)				165	164	1
Gross margin - manufactured	117	151	(23)				46	58	(21)
Gross margin - other [3]	16	13	23	Depreciation and amortization			50	45	11
Gross margin - total	133	164	(19)	Gross margin excluding depreciation
Expenses	13	9	44	and amortization - manufactured [4]			96	103	(7)
EBIT	120	155	(23)	Ammonia controllable cash cost of
Depreciation and amortization	127	115	10	product manufactured [4]			45	44	2
EBITDA	247	270	(9)

1 Restated for the reclassification of sulfate from the Phosphate segment. See Note 2 to the interim financial statements.

2 Includes intersegment sales. See Note 2 to the interim financial statements.

3 Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $69 million (2018 – $69 million) less cost of goods sold of $53 million (2018 – $56 million).

4 See the “Non-IFRS Financial Measures” section.

•

EBITDA decreased in the third quarter of 2019 due primarily to lower net realized selling prices. EBITDA in the first nine months of 2019 increased as a result of higher net realized selling prices and higher earnings from equity-accounted investees.

•

Sales volumes were down slightly in the third quarter due to a delay in the start to the fall season across most of North America, resulting from the late maturity of the crop. Sales volumes in the first nine months of 2019 decreased compared to the same period in 2018 due to the extremely wet weather this spring across the US and the late start to the fall season.

•

Net realized selling price of nitrogen decreased in the third quarter of 2019 following most global benchmarks, particularly for international trade ammonia. The net realized selling price of nitrogen in the first nine months of 2019 was up compared to the same period in 2018 as our distribution network and product positioning allowed us to benefit from higher US inland premiums when supply was impacted by elevated water levels on many of the US river systems.

•

Cost of goods sold per tonne of nitrogen was similar for the third quarter and up slightly for the first nine months of 2019 compared to the same periods in 2018 as lower gas costs were offset by a lower proportion of sales from our lower-cost facilities, increased maintenance spend and slightly lower volumes. Ammonia controllable cash cost of product manufactured per tonne was mostly unchanged for the third quarter and first nine months of 2019.

Natural Gas Prices

	Three Months Ended September 30			Nine Months Ended September 30

(US dollars per MMBtu, except as otherwise noted)	2019	2018	% Change	2019	2018	% Change

Overall gas cost excluding realized derivative impact	2.06	2.40	(14)	2.47	2.45	1

Realized derivative impact	0.22	0.34	(35)	0.14	0.33	(58)
Overall gas cost	2.28	2.74	(17)	2.61	2.78	(6)

Average NYMEX	2.23	2.90	(23)	2.67	2.90	(8)

Average AECO	0.78	1.03	(24)	1.05	1.10	(5)

•	Gas costs were lower compared to the third quarter and first nine months of 2018 due to lower benchmark and contract gas prices.

Phosphate

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30
	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018 ¹	% Change	2019	2018 ¹	% Change	2019	2018 ¹	% Change

Manufactured product [2]

Net sales

Fertilizer	164	267	(39)	492	650	(24)	335	411	(18)

Industrial and feed	106	114	(7)	192	228	(16)	549	498	10

	270	381	(29)	684	878	(22)	396	434	(9)

Cost of goods sold	284	355	(20)				416	404	3

Gross margin - manufactured	(14)	26	n/m				(20)	30	n/m

Gross margin - other [3]	(1)	1	n/m	Depreciation and amortization			85	59	44

Gross margin - total	(15)	27	n/m	Gross margin excluding depreciation					-

Expenses	9	4	125	and amortization - manufactured [4]			65	89	(27)

EBIT	(24)	23	n/m
Depreciation and amortization	58	52	12
EBITDA	34	75	(55)

1 Restated for the reclassification of sulfate to the Nitrogen segment. See Note 2 to the interim financial statements.

2 Includes intersegment sales. See Note 2 to the interim financial statements.

3 Includes other phosphate and purchased products and is comprised of net sales of $44 million (2018 - $29 million) less cost of goods sold of $45 million (2018 - $28 million).

4 See the “Non-IFRS Financial Measures” section.

•

EBITDA decreased in the third quarter and first nine months of 2019 due to lower net realized selling prices, lower sales volumes and higher non-cash asset retirement obligation and inventory adjustments.

•

Sales volumes decreased in the third quarter and first nine months of 2019 due to the conversion of the Redwater facility to ammonium sulfate and delayed demand caused by a late spring planting season in most of North America.

•	Net realized selling price decreased in the third quarter and first nine months of 2019 as higher prices for industrial products were more than offset by lower dry fertilizer prices.

•

Cost of goods sold per tonne increased in the third quarter and first nine months of 2019 compared to the same periods in 2018 mostly due to higher non-cash asset retirement obligation and inventory adjustments and lower sales volumes that more than offset lower raw material costs.

Expenses and Income Below Gross Margin

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2019	2018	% Change	2019	2018	% Change

Selling expenses [1]	607	560	8	1,835	1,758	4

General and administrative expenses [2]	97	112	(13)	287	312	(8)

Provincial mining and other taxes [3]	92	79	16	253	192	32

Share-based compensation (recovery) expense [4]	(21)	51	n/m	95	149	(36)

Impairment of assets [3]	-	1,809	(100)	33	1,809	(98)

Other expenses (income)	37	(97)	n/m	125	45	178

Finance costs	147	142	4	413	394	5

Income tax expense (recovery)	40	(434)	n/m	346	(199)	n/m

Actual effective tax rate on earnings (loss) from continuing operations (%)	22	29	(24)	25	38	(34)

Actual effective tax rate including discrete items (%)	22	29	(24)	25	38	(34)

Other comprehensive (loss) income	(75)	1	n/m	(57)	(174)	(67)

1 Expenses are primarily in the Retail segment. See the “Segment Results” section for analysis.

2 Includes expenses in the Corporate and Others segment of $65 million for the three months ended September 30, 2019 (2018 - $75 million) and $191 million for the nine months ended September 30, 2019 (2018 - $208 million).

3 Expenses are primarily in the Potash segment. See the “Segment Results” section for analysis.

4 Expenses are reported in the Corporate and Others segment.

•

Share-based compensation (recovery) expense was a recovery in the third quarter of 2019 as our share price decreased, compared to an increase in share price in the comparative period which resulted in an expense. For the first nine months of 2019, the expense was lower due to lower share price appreciation than in the comparative period.

•

Other expenses (income) were higher than the comparative quarter and in the first nine month of 2019 primarily due to a curtailment gain on certain of our defined benefit plans (“Curtailment Gain”) in the comparative periods partially offset by lower Merger and related costs in the current periods.

•

Income tax expense (recovery) - The decrease in the effective tax rates on earnings from continuing operations for the third quarter and first nine months of 2019 compared to the same periods last year is a result of a change in proportionate earnings (loss) between jurisdictions. In 2018, an impairment of Canadian assets contributed to higher effective tax rates.

•

Other comprehensive (loss) income was a loss in the third quarter of 2019 compared to income in the comparative quarter primarily due to the higher net loss on translation of our Retail operations in Canada and Australia as well as a decrease in the fair value of our investment in Sinofert Holdings Limited (“Sinofert”).

Other comprehensive loss was lower in the first nine months of 2019 than in the comparative period due primarily to the lower net loss on translation of our Retail operations in Canada, Argentina and Australia as well as a lower unrealized loss in our investment in Sinofert in 2019. The 2018 losses were partially offset by an actuarial gain on our defined benefit plans.

Financial Condition Review

The following balance sheet categories contained variances that were considered significant:

	As at
(millions of US dollars, except as otherwise noted)	September 30, 2019	December 31, 2018	$ Change	% Change
Assets
Cash and cash equivalents	568	2,314	(1,746)	(75)
Receivables	4,843	3,342	1,501	45
Inventories	3,873	4,917	(1,044)	(21)
Prepaid expenses and other current assets	440	1,089	(649)	(60)
Property, plant and equipment	20,045	18,796	1,249	7
Goodwill	11,983	11,431	552	5
Liabilities and Equity
Short-term debt	2,287	629	1,658	264
Current portion of long-term debt	501	995	(494)	(50)
Current portion of lease liabilities	219	8	211	n/m
Payables and accrued charges	4,615	6,703	(2,088)	(31)
Long-term debt	8,555	7,579	976	13
Lease liabilities	793	12	781	n/m
Deferred income tax liabilities	3,137	2,907	230	8
Share capital	15,769	16,740	(971)	(6)
Retained earnings	7,399	7,745	(346)	(4)

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section.

•

Receivables increased due to a shift in Retail sales to the third quarter of 2019 as a result of unfavorable weather conditions in the second quarter of 2019. Receivables also increased due to the acquisition of Ruralco Holdings Limited (“Ruralco”) which was completed on September 30, 2019.

•	Inventories decreased due to a drawdown from increased seasonal Retail sales activity.

•

Prepaid expenses and other current assets decreased due to the drawdown of prepaid inventory where Retail typically prepays for product at year-end and takes possession of inventory throughout the year.

•

Property, plant and equipment increased primarily due to the addition of “right-of-use” assets from the adoption of the lease standard as discussed in the “Other Financial Information” section. Property, plant and equipment also increased due to recent Retail business acquisitions that were closed in the first nine months of 2019.

•	Goodwill increased as a result of additional goodwill from the recent Retail acquisitions, primarily from Ruralco and Actagro, LLC (“Actagro”), that were closed in the first nine months of 2019.

•	Short-term debt increased primarily from commercial paper issuances as part of our seasonal working capital management.

•

Payables and accrued charges decreased primarily due to lower customer prepayments as Retail customers took delivery of prepaid sales. The decrease was partially offset by an increase in payables and accrued charges from the Ruralco acquisition.

•

Long-term debt (including current portion) increased due to the addition of $1.5 billion in senior notes issued in April 2019 exceeding the repayment of $1 billion in notes that matured in the first nine months of 2019.

•

Lease liabilities (including current portion) increased due to the recognition of approximately $1 billion in lease liabilities from the adoption of the lease standard as discussed in the “Other Financial Information” section.

•	Deferred income tax liabilities increased primarily due to the deferred tax provision recorded on higher earnings from continuing operations.

•	Share capital decreased primarily due to share repurchases.

•	Retained earnings decreased primarily due to the impact of share repurchases and dividends declared exceeding net earnings.

Liquidity and Capital Resources

Sources and Uses of Liquidity

See the “Liquidity & Capital Resources” section of our 2018 Annual Report for information on our sources and uses of liquidity.

Key uses in the third quarter and/or nine months ended September 30, 2019 included:

•

Acquisition of Ruralco, an agriservices business in Australia with over 500 Retail operating locations. In addition, we acquired 54 other Retail locations globally, which included Actagro, Van Horn, Inc. and Security Seed and Chemical, Inc. in the US as well as completing the remainder of the Agrichem acquisition in Brazil. The cash consideration paid for all business acquisitions in the first nine months of 2019 was $837 million (net of cash acquired), including Ruralco for $330 million. See Note 11 to the interim financial statements.

•

Repurchase of 36,066,766 common shares for cancellation at a cost of $1,878 million with an average price per share of $52.07. This completed the purchases under the current normal course issuer bid. See Note 10 to the interim financial statements.

•	Maturity and repayment of $1 billion of long-term debt in the first nine months of 2019. See Note 9 to the interim financial statements.
•	Payment of $244 million and $764 million in dividends to shareholders for the three and nine months ended September 30, 2019, respectively.

We increased our expected quarterly dividend from $0.43 per share to $0.45 per share commencing for dividends declared in the third quarter of 2019 and until otherwise determined by the Board.

Key sources in the third quarter and/or nine months ended September 30, 2019 included:

•	On April 1, 2019, we issued $1.5 billion in senior notes. See Note 9 to the interim financial statements.
•	Commercial paper outstanding increased by $612 million and $1,588 million for the three and nine months ended September 30, 2019, respectively.

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity.

Sources and Uses of Cash

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2019	2018	% Change	2019	2018	% Change

Cash provided by (used in) operating activities	589	(177)	n/m	1,246	84	n/m

Cash (used in) provided by investing activities	(904)	(479)	89	(2,133)	903	n/m

Cash provided by (used in) financing activities	272	615	(56)	(837)	821	n/m

Effect of exchange rate changes on cash and cash equivalents	(5)	(13)	(62)	(22)	(22)	-

(Decrease) increase in cash and cash equivalents	(48)	(54)	(11)	(1,746)	1,786	n/m

Cash and cash equivalents decreased by $48 million this quarter compared to a decrease of $54 million in the comparative quarter, due to:

•

An approximately $400 million increase in cash used for acquisitions and capital expenditures compared to the same period in 2018 primarily from the recent Ruralco acquisition and capital expenditures related to our digital Retail projects, the Potash Full Potential Program, which launched in September 2018, and our ammonium sulfate product expansion at Redwater.

•	Cash payments to shareholders in the form of share repurchases of $459 million in the third quarter of 2018 with no comparatives in the same period in 2019.
•

A decrease in our short-term debt net borrowings by $744 million compared to 2018. We used our short-term debt borrowings in 2018 for share repurchases and dividend payments, which were subsequently repaid using proceeds from the sale of our equity investments.

In addition, the following business activities had cash impacts:

•

Cash provided by operating activities significantly increased by $766 million. Despite a higher opening inventory balance due to unfavorable weather conditions since the end of 2018, we were able to sell through our inventories in the third quarter of 2019 that resulted in a positive impact to our cash flows.

•	The shift in Retail sales and collections to the third quarter of 2019 as a result of unfavorable weather conditions in the second quarter of 2019 also resulted in a positive impact to our cash flows.

Cash and cash equivalents decreased by $1.7 billion in the nine months ended September 30, 2019 compared to an increase of $1.8 billion in the nine months ended September 30, 2018 due to:

•	A decrease of approximately $2.3 billion in cash receipts related to discontinued operations and cash acquired as a result of the Merger compared to 2018.
•	Repayment of $1 billion in long-term debt in the first nine months of 2019.
•	Cash payments to shareholders in the form of share repurchases were approximately $1.9 billion, an increase of $267 million compared to 2018.
•	Approximately $700 million increase in acquisitions and capital expenditures compared to 2018.
•	Cash proceeds from the issuance of long-term debt of $1.5 billion in the first half of 2019 with no issuance in 2018.
•

A decrease in our short-term debt net borrowings by $1.7 billion compared to 2018. We used our short-term debt borrowings in 2018 for share repurchases and dividend payments, which were subsequently repaid using proceeds from the sale of our equity investments.

In addition, the following business activities had cash impacts:

•

Cash provided by operating activities significantly increased by $1.2 billion. Despite higher opening inventory balances due to unfavorable weather conditions since the end of 2018 and inventory purchases in anticipation of higher prices, we were able to sell through our inventories this year, which resulted in a positive impact to our cash flows. This was partially offset by higher accounts payable payments earlier in the year related to inventory purchases, which resulted in a negative impact on our cash flows.

•	Higher selling prices for Potash and Retail crop nutrients compared to 2018 also contributed to the increase.

Cash Requirements

For information about our contractual obligations and other commitments as at December 31, 2018 (excluding planned (but not legally committed) capital expenditures and potential share repurchases) see the “Liquidity & Capital Resources - Cash Requirements” section of our 2018 Annual Report. There were no significant changes to these contractual obligations and other commitments since December 31, 2018 aside from the changes to long-term debt discussed in the “Capital Structure and Management” section.

Capital Structure and Management

Principal Debt Instruments

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We are in compliance with our debt covenants and did not have any changes to our credit ratings in the nine months ended September 30, 2019. See the “Capital Structure & Management” section of our 2018 Annual Report for further information.

Short-term Debt

	As at September 30, 2019
(millions of US dollars)	Outstanding and Committed	Remaining Available	Credit Limit
Credit facilities [1]	2,287	3,553	5,840
Letter of credit facilities	139	155	294

1 The credit facilities consist of a $4,500 million unsecured North American revolving term credit facility, a $500 million North American uncommitted revolving demand facility and approximately $840 million of other credit facilities in Europe, Australia and South America. Included in the amount outstanding and committed is $1,979 million of commercial paper and $308 million of other short-term debt. We have a $4,500 million credit limit under our commercial paper program, which is limited to the availability of backup funds backstopped by the $4,500 million unsecured revolving term credit facility. Interest rates on outstanding commercial paper ranged from 2.3 to 2.4 percent.

In the third quarter of 2019, we added a total of $319 million in new credit facilities in Australia, of which $201 million was assumed from the Ruralco acquisition, and $112 million was outstanding at September 30, 2019.

In 2019, we terminated our $500 million accounts receivable securitization program.

Long-term Debt

Our long-term debt consists primarily of notes and lease liabilities. See the “Capital Structure & Management” section of our 2018 Annual Report for information on balances, rates and maturities for our notes. During the first nine months of 2019, $1 billion of our notes matured and were repaid and $1.5 billion in notes were issued. See Note 9 to the interim financial statements.

On January 1, 2019, we adopted IFRS 16 and recognized $1,059 million in lease liabilities with a weighted-average interest rate of 3.5 percent. As of September 30, 2019, we had total lease liabilities outstanding (including current portion) of $1,012 million. There were no changes to our debt covenants as a result of adoption of this standard.

Outstanding Share Data

As at October 31, 2019
Common shares	572,900,196
Options to purchase common shares	9,252,416

For more information on our capital structure and management, see Note 25 to our 2018 financial statements.

For more information on our short-term debt and long-term debt, see Note 22 and Note 23 to our 2018 financial statements, supplemented by the discussion under “Principal Debt Instruments” and Note 8 and Note 9 to the interim financial statements.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Nutrien							PotashCorp [1]
	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017
Sales [2]	4,134	8,657	3,691	3,725	3,990	8,105	3,666	1,081
Net earnings (loss) from continuing operations	141	858	41	296	(1,067)	741	(1)	(120)
Net earnings from discontinued operations	-	-	-	2,906	23	675	-	44
Net earnings (loss)	141	858	41	3,202	(1,044)	1,416	(1)	(76)
EBITDA [3]	785	1,781	596	944	(932)	1,507	487	(43)
Earnings (loss) per share (“EPS”) from continuing operations
Basic	0.25	1.48	0.07	0.48	(1.74)	1.18	-	(0.14)
Diluted	0.24	1.47	0.07	0.48	(1.74)	1.17	-	(0.14)
EPS
Basic	0.25	1.48	0.07	5.23	(1.70)	2.25	-	(0.09)
Diluted	0.24	1.47	0.07	5.22	(1.70)	2.24	-	(0.09)

1 Comparative figures prior to the Merger are for PotashCorp, the accounting acquirer.

2 Certain immaterial figures have been reclassified for Q1, Q2, Q3 and Q4 of 2018.

3 See the “Non-IFRS Financial Measures” section.

The agricultural products business is seasonal. Crop input sales are primarily concentrated in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, our customer prepayments are concentrated in December and January and our inventory prepayments are concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Beginning on January 1, 2018, earnings were impacted by the operations of Agrium acquired in the Merger. In the second quarter and fourth quarter of 2018, earnings were impacted by $0.6 billion and $2.9 billion, respectively, in after-tax gains on the sales of our investments in Sociedad Quimica y Minera de Chile S.A. and Arab Potash Company, which were categorized as discontinued operations. In the third quarter of 2018, earnings were impacted by a $1.8 billion non-cash impairment to property, plant and equipment in the Potash segment. In the fourth quarter of 2017, earnings were impacted by a $276 million non-cash impairment to property, plant and equipment in the Phosphate segment.

Other Financial Information

	2018 Annual Report Page Reference(s)	Changes during the three and nine months ended September 30, 2019
Off-Balance Sheet Arrangements	71

Operating leases were a significant off-balance sheet arrangement in 2018. Effective January 1, 2019 the adoption of IFRS 16 resulted in recognition of approximately $1 billion of these operating leases on the balance sheet.

Related Party Transactions	146-147	See Note 13 to the interim financial statements. There were no significant changes from our 2018 Annual Report.
Market Risks Associated with Financial Instruments	119	See Note 7 to the interim financial statements. There were no significant changes from our 2018 Annual Report.
Critical Accounting Estimates	71	There were no changes to our assessment of critical accounting estimates from those disclosed in our 2018 Annual Report.
Recent Accounting Changes	71 and 153

The adoption of IFRS 16 was a significant accounting change as it brought approximately $1 billion of “right-of-use assets” and lease obligations on to the balance sheet and increased EBITDA approximately $70 million in the third quarter of 2019 and $200 million in the first nine months of 2019, due to replacing operating lease expenses with depreciation and amortization and finance costs, largely in the Retail and Nitrogen operating segments.

Controls and Procedures

There has been no change in our internal controls over financial reporting during the three months ended September 30, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included in this document, including within “Management’s Discussion and Analysis” constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s updated 2019 annual guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (both consolidated and by segment); capital spending expectations for 2019; expectations regarding performance of our operating segments in 2019; our market outlook for 2019 and 2020, including Agriculture and Retail and Crop Nutrient Markets and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith); and acquisitions and divestitures (including expected timing of closing thereof), and the expected synergies associated with various acquisitions, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Nutrien believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Nutrien’s ability to successfully complete, integrate and realize the anticipated benefits of its already completed and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Nutrien, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2019, 2020 and in the future (including as outlined in the “Market Outlook” and “2019 Guidance” sections of our 2018 Annual Report); the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; and the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs and trade restrictions), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and security risks related to our systems; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our expected adjusted net earnings per share, adjusted EBITDA and EBITDA by segment guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investors@nutrien.com

Investor Relations:

Jeff Holzman

Senior Director, Investor & Corporate Relations

(306) 933-8545

Tim Mizuno

Senior Manager, Investor Relations

(306) 933-8548

Contact us at: www.nutrien.com

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Tuesday, November 5, 2019 at 10:00 am Eastern Time.

•	Telephone Conference dial-in numbers:
•	From Canada and the US 1-877-702-9274
•	International 1-647-689-5529
•	No access code required. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

•	Live Audio Webcast: Visit www.nutrien.com/investors/events

Appendix A - Selected Additional Financial Data

Nine Months Ended September 30, 2019 Operating Segment Results

Retail

	Nine Months Ended September 30

(millions of US dollars, except as otherwise noted)	Dollars			Gross Margin			Gross Margin (%)
	2019	2018	% Change	2019	2018	% Change	2019	2018

Sales

Crop nutrients [1]	4,082	3,660	12	846	739	14	21	20

Crop protection products	4,348	4,218	3	892	885	1	21	21

Seed	1,613	1,584	2	276	277	-	17	17

Merchandise [2]	387	442	(12)	65	76	(14)	17	17

Services and other	620	599	4	425	396	7	69	66

	11,050	10,503	5	2,504	2,373	6	23	23

Cost of goods sold [2]	8,546	8,130	5
Gross margin	2,504	2,373	6
Expenses [3]	1,937	1,748	11
EBIT	567	625	(9)
Depreciation and amortization	433	367	18
EBITDA	1,000	992	1

1 Includes intersegment sales. See Note 2 to the interim financial statements.

2 Certain immaterial figures have been reclassified or grouped together for the nine months ended September 30, 2018.

3 Includes selling expenses of $1,816 million (2018 – $1,732 million).

Potash

	Nine Months Ended September 30

(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018	% Change	2019	2018	% Change	2019	2018	% Change

Manufactured product [1]

Net sales

North America	832	830	-	3,389	3,962	(14)	245	209	17

Offshore	1,421	1,198	19	6,247	6,200	1	228	193	18

	2,253	2,028	11	9,636	10,162	(5)	234	200	17

Cost of goods sold	892	911	(2)				93	90	3

Gross margin - manufactured	1,361	1,117	22				141	110	28

Gross margin - other [2]	1	1	-	Depreciation and amortization			34	31	10

Gross margin - total	1,362	1,118	22

Impairment of assets	-	1,809	(100)	Gross margin excluding depreciation

Expenses [3]	242	218	11	and amortization - manufactured [4]			175	141	24

EBIT	1,120	(909)	n/m	Potash cash cost of product

Depreciation and amortization	324	312	4	manufactured [4]			60	58	3

EBITDA	1,444	(597)	n/m
Adjusted EBITDA [4]	1,444	1,212	19

1 Includes intersegment sales. See Note 2 to the interim financial statements.

2 Includes other potash and purchased products and is comprised of net sales of $1 million (2018 – $2 million) less cost of goods sold of $Nil (2018 – $1 million).

3 Includes provincial mining and other taxes of $237 million (2018 – $188 million).

4 See the “Non-IFRS Financial Measures” section.

Nitrogen

	Nine Months Ended September 30

(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018 ¹	% Change	2019	2018 ¹	% Change	2019	2018 ¹	% Change

Manufactured product [2]

Net sales

Ammonia	602	668	(10)	2,400	2,522	(5)	251	265	(5)

Urea	739	664	11	2,342	2,316	1	315	286	10

Solutions, nitrates and sulfates	540	549	(2)	3,166	3,249	(3)	170	169	1

	1,881	1,881	-	7,908	8,087	(2)	238	233	2

Cost of goods sold	1,345	1,338	1				170	165	3

Gross margin - manufactured	536	543	(1)				68	68	-

Gross margin - other [3]	57	53	8	Depreciation and amortization			50	41	22

Gross margin - total	593	596	(1)	Gross margin excluding depreciation

Expenses	7	36	(81)	and amortization - manufactured [4]			118	109	8

EBIT	586	560	5	Ammonia controllable cash cost of

Depreciation and amortization	394	334	18	product manufactured [4]			44	42	5

EBITDA	980	894	10

1 Restated for the reclassification of sulfate from the Phosphate segment. See the “Segment Results” section and Note 2 to the interim financial statements.

2 Includes intersegment sales. See Note 2 to the interim financial statements.

3 Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $364 million (2018 – $339 million) less cost of goods sold of $307 million (2018 – $286 million).

4 See the “Non-IFRS Financial Measures” section.

Phosphate

	Nine Months Ended September 30

(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018 ¹	% Change	2019	2018 ¹	% Change	2019	2018 ¹	% Change

Manufactured product [2]

Net sales

Fertilizer	635	740	(14)	1,664	1,824	(9)	382	406	(6)

Industrial and feed	321	318	1	578	640	(10)	555	496	12

	956	1,058	(10)	2,242	2,464	(9)	426	429	(1)

Cost of goods sold	963	983	(2)				429	399	8

Gross margin - manufactured	(7)	75	n/m				(3)	30	n/m

Gross margin - other [3]	(4)	-	-	Depreciation and amortization			80	57	40

Gross margin - total	(11)	75	n/m	Gross margin excluding depreciation					-

Expenses	29	13	123	and amortization - manufactured [4]			77	87	(11)

EBIT	(40)	62	n/m
Depreciation and amortization	180	140	29
EBITDA	140	202	(31)

1 Restated for the reclassification of sulfate to the Nitrogen segment. See the “Segment Results” section and Note 2 to the interim financial statements.

2 Includes intersegment sales. See Note 2 to the interim financial statements.

3 Includes other phosphate and purchased products and is comprised of net sales of $125 million (2018 - $97 million) less cost of goods sold of $129 million (2018 - $97 million).

4 See the “Non-IFRS Financial Measures” section.

Selected Retail measures	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	31	24	24	23

Crop protection products	39	44	42	46

Seed	20	18	44	42

All Products	27	26	28	30

Crop nutrients sales volumes (tonnes - thousands)

North America	1,202	945	7,254	7,004

International	533	545	1,677	1,695

Total	1,735	1,490	8,931	8,699

Crop nutrients selling price per tonne

North America	467	459	471	432

International	389	396	395	372

Total	443	436	457	421

Crop nutrients gross margin per tonne

North America	114	109	103	93

International	70	71	57	52

Total	101	95	95	85

Financial performance measures			2019 Target	2019 Actuals

Retail EBITDA to sales (%) [1,2]			10	9

Retail adjusted average working capital to sales (%) [1,2]			20	25

Retail cash operating coverage ratio (%) [1,2]			60	62

Retail EBITDA per US selling location (thousands of US dollars) [1,2]				936

1 Rolling four quarters ended September 30, 2019.

2 See the “Non-IFRS Financial Measures” section.

Selected Nitrogen measures	Three Months Ended September 30		Nine Months Ended September 30

	2019	2018	2019	2018

Sales volumes (tonnes - thousands)

Fertilizer	1,304	1,301	4,204	4,349

Industrial and feed	1,218	1,262	3,704	3,738

Net sales (millions of US dollars)

Fertilizer	316	302	1,155	1,085

Industrial and feed	217	268	726	796

Net selling price per tonne

Fertilizer	243	232	275	249

Industrial and feed	178	212	196	213

Production measures	Three Months Ended September 30		Nine Months Ended September 30

	2019	2018	2019	2018

Potash production (Product tonnes - thousands)	2,977	3,143	9,761	9,803

Potash shutdown weeks [1]	11	8	27	32

Nitrogen production (Ammonia tonnes - thousands) [2]	1,529	1,551	4,763	4,825

Ammonia operating rate (%) [3]	85	94	90	93

Phosphate production (P2O5 tonnes - thousands) [4]	374	389	1,124	1,139

Phosphate P2O5 operating rate (%) [4]	87	91	88	89

1 Represents weeks of full production shutdown; excludes the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.

2 All figures are provided on a gross production basis.

3 Excludes Trinidad and Joffre.

4 Excludes Redwater, comparative figures were restated to exclude Redwater.

Appendix B - Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are a numerical measure of a company’s performance, that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to investors in order that they may evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions, why management uses each measure and contains reconciliations to the most directly comparable IFRS measures.

EBITDA, Adjusted EBITDA and Potash Adjusted EBITDA

Most directly comparable IFRS financial measure: Net earnings (loss) from continuing operations.

Definition: EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization. For a reconciliation of the EBITDA amounts disclosed in the “Quarterly Results” section which are not provided below, please refer to the respective news releases for those periods. Adjusted EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization, Merger and related costs, share-based compensation, Curtailment Gain and impairment of assets.

Why we use the measure and why it is useful to investors: As valuation measurements they exclude the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of our day-to-day operations, and as a measure of our ability to service debt and to meet other payment obligations.

	Three Months Ended September 30		Nine Months Ended September 30

(millions of US dollars)	2019	2018	2019	2018
Net earnings (loss) from continuing operations	141	(1,067)	1,040	(327)
Finance costs	147	142	413	394
Income tax expense (recovery)	40	(434)	346	(199)
Depreciation and amortization	457	427	1,363	1,194
EBITDA	785	(932)	3,162	1,062
Merger and related costs	21	62	57	143
Share-based compensation	(21)	51	95	149
Curtailment Gain	-	(151)	-	(151)
Impairment of assets	-	1,809	33	1,809
Adjusted EBITDA	785	839	3,347	3,012

	Three Months Ended September 30		Nine Months Ended September 30

(millions of US dollars)	2019	2018	2019	2018
Potash EBITDA	430	(1,311)	1,444	(597)
Impairment of assets	-	1,809	-	1,809
Potash adjusted EBITDA	430	498	1,444	1,212

Adjusted EBITDA and Adjusted Net Earnings (and the Related Per Share Amounts) Guidance

This guidance is provided on a non-IFRS basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value which may be inherently difficult to determine, without unreasonable efforts. Guidance excludes the impacts of Merger and related costs and share-based compensation.

Adjusted Net Earnings (and the Related Per Share Amounts)

Most directly comparable IFRS financial measure: Net earnings from continuing operations and net earnings per share.

Definition: Net earnings from continuing operations before Merger and related costs, share-based compensation and impairment of assets, net of tax.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	Three Months Ended September 30, 2019			Nine Months Ended September 30, 2019
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings		141	0.24		1,040	1.77
Adjustments:
Merger and related costs	21	16	0.03	57	43	0.08
Share-based compensation	(21)	(16)	(0.03)	95	71	0.12
Impairment of assets	-	-	-	33	25	0.04
Adjusted net earnings		141	0.24		1,179	2.01

Free Cash Flow

Most directly comparable IFRS financial measure: Cash provided by operating activities.

Definition: Cash provided by operating activities less sustaining capital expenditures, cash provided by operating activities from discontinued operations and changes in non-cash operating working capital. Sustaining capital expenditures are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength, and as a component of employee remuneration calculations. It is also useful as an indicator of our ability to service debt, meet other payment obligations and make strategic investments. Free cash flow does not represent residual cash flow available for discretionary expenditures.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars)	2019	2018	2019	2018

Cash provided by (used in) operating activities	589	(177)	1,246	84

Cash provided by operating activities from discontinued operations	-	(30)	-	(156)

Sustaining capital expenditures	(256)	(305)	(667)	(738)

Changes in non-cash operating working capital	(4)	934	1,440	2,382
Free cash flow	329	422	2,019	1,572

Potash Cash Cost of Product Manufactured (“COPM”)

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2019	2018	2019	2018

Total COGS - Potash	303	358	892	912

Change in inventory	(26)	(75)	(1)	(38)

Other adjustments	(4)	(19)	(16)	(9)

COPM	273	264	875	865

Depreciation and amortization included in COPM	(87)	(87)	(292)	(293)

Cash COPM	186	177	583	572

Production tonnes (tonnes - thousands)	2,977	3,143	9,761	9,803

Potash cash COPM per tonne	62	56	60	58

Ammonia Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2019	2018	2019	2018

Total COGS - Nitrogen	469	475	1,652	1,624

Depreciation and amortization in COGS	(109)	(115)	(340)	(334)

Cash COGS for products other than ammonia	(262)	(250)	(952)	(926)

Ammonia

Total cash COGS before other adjustments	98	110	360	364

Other adjustments [1]	(2)	(2)	(35)	(28)

Total cash COPM	96	108	325	336

Natural gas and steam costs	(62)	(73)	(221)	(231)

Controllable cash COPM	34	35	104	105

Production tonnes (net tonnes [2] - thousands)	755	795	2,343	2,477

Ammonia controllable cash COPM per tonne	45	44	44	42

1 Includes changes in inventory balances and other adjustments.

2 Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin from manufactured products per tonne less depreciation and amortization per tonne. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Retail EBITDA to Sales

Most directly comparable IFRS financial measure: Retail EBITDA divided by Retail sales.

Definition: Retail EBITDA divided by Retail sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A higher or lower percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended September 30, 2019
(millions of US dollars, except as otherwise noted)	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Total
EBITDA	214	(26)	836	190	1,214
Sales [1]	2,017	2,039	6,512	2,499	13,067
EBITDA to Sales (%)					9

1 Certain immaterial figures have been reclassified for Q4 2018.

Retail Adjusted Average Working Capital to Sales

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail average working capital divided by Retail sales for the last four rolling quarters. Given the significance of our recent acquisition (Q3 2019 – Ruralco), and to appropriately reflect our operational efficiency, we revised our calculation to exclude working capital acquired in the quarter each acquisition was completed.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended September 30, 2019
(millions of US dollars, except as otherwise noted)	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Average/Total
Working capital	2,312	3,190	3,741	3,699
Working capital from recent acquisition	-	-	-	(75)
Adjusted working capital	2,312	3,190	3,741	3,624	3,217
Sales [1]	2,017	2,039	6,512	2,499	13,067
Adjusted average working capital to sales (%)					25

1 Certain immaterial figures have been reclassified for Q4 2018.

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail expenses below gross margin as a percentage of Retail gross margin.

Definition: Retail expenses below gross margin excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold for the last four rolling quarters. Starting in the second quarter of 2019, we no longer adjust for Merger-related adjustments to align with the 2019 target calculations.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended September 30, 2019
(millions of US dollars, except as otherwise noted)	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Total
Gross margin	662	409	1,440	655	3,166
Depreciation and amortization in cost of goods sold	2	2	1	2	7
Gross margin excluding depreciation and amortization	664	411	1,441	657	3,173
EBIT	(82)	162	(691)	(38)	(649)
Depreciation and amortization	(132)	(134)	(144)	(152)	(562)
Operating expenses excluding depreciation and amortization	450	439	606	467	1,962
Cash operating coverage ratio (%)					62

Retail EBITDA per US Selling Location

Most directly comparable IFRS financial measure: Retail US EBITDA.

Definition: Total Retail US EBITDA for the last four rolling quarters adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. Included are locations owned for more than 12 months.

	Rolling four quarters ended September 30, 2019

(millions of US dollars, except as otherwise noted)	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Total
US EBITDA	121	(58)	672	142	877
Adjustments for acquisitions					(22)
US EBITDA adjusted for acquisitions					855

Number of US selling locations adjusted for acquisitions					913
EBITDA per US selling location (thousands of US dollars)					936

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings (Loss)

		Three Months Ended September 30		Nine Months Ended September 30

		2019	2018	2019	2018

			Note 1		Note 1

SALES	Note 2	4,134	3,990	16,482	15,761

Freight, transportation and distribution		246	253	667	675

Cost of goods sold		2,748	2,582	11,388	10,953

GROSS MARGIN		1,140	1,155	4,427	4,133

Selling expenses		607	560	1,835	1,758

General and administrative expenses		97	112	287	312

Provincial mining and other taxes		92	79	253	192

Share-based compensation (recovery) expense		(21)	51	95	149

Impairment of assets	Note 3	-	1,809	33	1,809

Other expenses (income)	Note 4	37	(97)	125	45

EARNINGS (LOSS) BEFORE FINANCE COSTS AND INCOME TAXES		328	(1,359)	1,799	(132)

Finance costs		147	142	413	394

EARNINGS (LOSS) BEFORE INCOME TAXES		181	(1,501)	1,386	(526)

Income tax expense (recovery)	Note 5	40	(434)	346	(199)

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS		141	(1,067)	1,040	(327)

Net earnings from discontinued operations	Note 6	-	23	-	698

NET EARNINGS (LOSS)		141	(1,044)	1,040	371

NET EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS

Basic		0.25	(1.74)	1.78	(0.52)

Diluted		0.24	(1.74)	1.77	(0.52)

NET EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS

Basic		-	0.04	-	1.11

Diluted		-	0.04	-	1.11

NET EARNINGS (LOSS) PER SHARE (“EPS”)

Basic		0.25	(1.70)	1.78	0.59

Diluted		0.24	(1.70)	1.77	0.59

Weighted average shares outstanding for basic EPS		572,887,000	614,950,000	585,421,000	629,197,000

Weighted average shares outstanding for diluted EPS		573,702,000	614,950,000	586,335,000	629,197,000

Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended September 30		Nine Months Ended September 30

(Net of related income taxes)	2019	2018	2019	2018

		Note 1		Note 1

NET EARNINGS (LOSS)	141	(1,044)	1,040	371

Other comprehensive (loss) income

Items that will not be reclassified to net earnings (loss):

Net actuarial gain on defined benefit plans	-	-	-	56

Net fair value (loss) gain on investments	(11)	14	(26)	(79)

Items that have been or may be subsequently reclassified to net earnings (loss):

Loss on currency translation of foreign operations	(71)	(8)	(36)	(146)

Other	7	(5)	5	(5)

OTHER COMPREHENSIVE (LOSS) INCOME	(75)	1	(57)	(174)

COMPREHENSIVE INCOME (LOSS)	66	(1,043)	983	197

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30

		2019	2018	2019	2018

			Note 1		Note 1

OPERATING ACTIVITIES

Net earnings (loss)		141	(1,044)	1,040	371

Adjustments for:

Depreciation and amortization		457	427	1,363	1,194

Share-based compensation		(21)	51	95	149

Impairment of assets	Note 3	-	1,809	33	1,809

Provision for (recovery of) deferred income tax		31	(356)	178	(58)

Gain on sale of investment	Note 6	-	-	-	(841)

Other long-term liabilities and miscellaneous		(23)	(130)	(23)	(158)

Changes in non-cash operating working capital:

Receivables		624	327	(1,427)	(1,504)

Inventories		541	129	1,239	124

Prepaid expenses and other current assets		(23)	(117)	801	737

Payables and accrued charges		(1,138)	(1,273)	(2,053)	(1,739)

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		589	(177)	1,246	84

INVESTING ACTIVITIES

Additions to property, plant and equipment		(518)	(352)	(1,177)	(913)

Business acquisitions, net of cash acquired	Note 11	(348)	(140)	(837)	(385)

Proceeds from disposal of discontinued operations, net of tax	Note 6	-	14	55	1,833

Purchase of investments		(42)	(15)	(164)	(123)

Cash acquired in Merger		-	-	-	466

Other		4	14	(10)	25

CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES		(904)	(479)	(2,133)	903

FINANCING ACTIVITIES

Transaction costs on long-term debt		-	-	(29)	(21)

Proceeds from short-term debt, net		575	1,319	1,534	3,214

Proceeds from long-term debt	Note 9	-	-	1,510	-

Repayment of long-term debt	Note 9	(11)	(2)	(1,010)	(8)

Repayment of principal portion of lease liabilities		(49)	-	(166)	-

Dividends paid	Note 10	(244)	(248)	(764)	(708)

Repurchase of common shares	Note 10	-	(459)	(1,930)	(1,663)

Issuance of common shares	Note 10	1	5	18	7

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		272	615	(837)	821

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(5)	(13)	(22)	(22)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(48)	(54)	(1,746)	1,786

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		616	1,956	2,314	116

CASH AND CASH EQUIVALENTS, END OF PERIOD		568	1,902	568	1,902

Cash and cash equivalents comprised of:

Cash		326	580	326	580

Short-term investments		242	1,322	242	1,322

		568	1,902	568	1,902

SUPPLEMENTAL CASH FLOWS INFORMATION

Interest paid		111	125	353	366

Income taxes paid		46	27	1	123

Total cash outflow for leases		89	-	253	-

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

			Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Share Capital	Contributed Surplus	Net Fair Value (Loss) Gain on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Total Equity [2]

BALANCE - DECEMBER 31, 2018	16,740	231	(7)	-	(251)	(33)	(291)	7,745	24,425

Net earnings	-	-	-	-	-	-	-	1,040	1,040

Other comprehensive (loss) income	-	-	(26)	-	(36)	5	(57)	-	(57)

Shares repurchased (Note 10)	(992)	-	-	-	-	-	-	(886)	(1,878)

Dividends declared	-	-	-	-	-	-	-	(496)	(496)

Effect of share-based compensation including issuance of common shares	21	13	-	-	-	-	-	-	34

Transfer of net loss on investment	-	-	4	-	-	-	4	(4)	-

Transfer of net loss on cash flow hedges	-	-	-	-	-	8	8	-	8

BALANCE - SEPTEMBER 30, 2019	15,769	244	(29)	-	(287)	(20)	(336)	7,399	23,076

BALANCE - DECEMBER 31, 2017	1,806	230	73	-	(2)	(46)	25	6,242	8,303

Merger impact	15,898	7	-	-	-	-	-	(1)	15,904

Net earnings	-	-	-	-	-	-	-	371	371

Other comprehensive (loss) income	-	-	(79)	56	(146)	(5)	(174)	-	(174)

Shares repurchased (Note 10)	(884)	(23)	-	-	-	-	-	(756)	(1,663)

Dividends declared	-	-	-	-	-	-	-	(749)	(749)

Effect of share-based compensation including issuance of common shares	8	17	-	-	-	-	-	-	25

Transfer of net loss on sale of investment (Note 6)	-	-	19	-	-	-	19	(19)	-

Transfer of net loss on cash flow hedges	-	-	-	-	-	18	18	-	18

Transfer of net actuarial gain on defined benefit plans	-	-	-	(56)	-	-	(56)	56	-

BALANCE - SEPTEMBER 30, 2018	16,828	231	13	-	(148)	(33)	(168)	5,144	22,035

1 Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

2 All equity transactions were attributable to common shareholders.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

As at		September 30, 2019	December 31, 2018

ASSETS

Current assets

Cash and cash equivalents		568	2,314

Receivables		4,843	3,342

Inventories		3,873	4,917

Prepaid expenses and other current assets		440	1,089

		9,724	11,662

Non-current assets

Property, plant and equipment	Note 1	20,045	18,796

Goodwill	Note 11	11,983	11,431

Other intangible assets		2,330	2,210

Investments	Note 11	809	878

Other assets		538	525

TOTAL ASSETS		45,429	45,502

LIABILITIES

Current liabilities

Short-term debt	Note 8	2,287	629

Current portion of long-term debt	Note 9	501	995

Current portion of lease liabilities	Note 1	219	8

Payables and accrued charges		4,615	6,703

		7,622	8,335

Non-current liabilities

Long-term debt	Note 9	8,555	7,579

Lease liabilities	Note 1	793	12

Deferred income tax liabilities	Note 5	3,137	2,907

Pension and other post-retirement benefit liabilities		425	395

Asset retirement obligations and accrued environmental costs		1,662	1,673

Other non-current liabilities		159	176

TOTAL LIABILITIES		22,353	21,077

SHAREHOLDERS’ EQUITY

Share capital	Note 10	15,769	16,740

Contributed surplus		244	231

Accumulated other comprehensive loss		(336)	(291)

Retained earnings		7,399	7,745

TOTAL SHAREHOLDERS’ EQUITY		23,076	24,425

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		45,429	45,502

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2019

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien” or the “Company” except to the extent the context otherwise requires) is an integrated ag solutions provider and plays a critical role in helping growers around the globe increase food production in a sustainable manner. Nutrien is the world’s largest provider of crop inputs and services. Disclosures related to the merger of Potash Corporation of Saskatchewan Inc. and Agrium Inc. (the “Merger”) can be found in Note 3 of the Company’s 2018 annual consolidated financial statements.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of the Company’s 2018 annual consolidated financial statements, with the exception of IFRS 16, “Leases” (“IFRS 16”), which was adopted effective January 1, 2019, and resulted in an increase to property, plant and equipment and recognition of lease liabilities of approximately $1 billion at January 1, 2019. Other impacts from adoption of IFRS 16 are disclosed in Note 13 of Nutrien’s first quarter 2019 unaudited condensed consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the Company’s 2018 annual consolidated financial statements.

Certain immaterial 2018 figures have been reclassified or grouped together in the condensed consolidated statements of: earnings (loss), comprehensive income (loss), cash flows, changes in shareholders’ equity and in the segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on November 4, 2019.

NOTE 2  SEGMENT INFORMATION

The Company’s four reportable operating segments are: Retail, Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of farm centers in North and South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces. In the first quarter of 2019, the Company’s Chief Operating Decision Maker reassessed product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment reported in the Company’s 2018 annual consolidated financial statements. Comparative amounts for Nitrogen and Phosphate were restated, including EBITDA which is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization. For the three months ended September 30, 2018, Nitrogen reflected increases of $31, $9 and $13 in sales, gross margin and EBITDA, respectively, and for the nine months ended September 30, 2018, Nitrogen reflected increases of $91, $32 and $41 in sales, gross margin and EBITDA, respectively, as well as $377 in assets as at December 31, 2018, with corresponding decreases in Phosphate. In addition, the “Others” segment was renamed to “Corporate and Others”.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended September 30, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,489	748	564	333	-	-	4,134

– intersegment	10	68	115	43	-	(236)	-

Sales – total	2,499	816	679	376	-	(236)	4,134

Freight, transportation and distribution	-	107	77	62	-	-	246

Net sales	2,499	709	602	314	-	(236)	3,888

Cost of goods sold	1,844	303	469	329	-	(197)	2,748

Gross margin	655	406	133	(15)	-	(39)	1,140

Selling expenses	601	2	7	2	(5)	-	607

General and administrative expenses	28	-	4	-	65	-	97

Provincial mining and other taxes	-	83	1	-	8	-	92

Share-based compensation recovery	-	-	-	-	(21)	-	(21)

Other (income) expenses	(12)	1	1	7	40	-	37

Earnings (loss) before finance costs and income taxes	38	320	120	(24)	(87)	(39)	328

Depreciation and amortization	152	110	127	58	10	-	457

EBITDA	190	430	247	34	(77)	(39)	785

Assets – at September 30, 2019	18,996	11,939	10,807	2,207	2,029	(549)	45,429

	Three Months Ended September 30, 2018

	Retail	Potash	Nitrogen [1]	Phosphate [1]	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,117	880	600	393	-	-	3,990

– intersegment	14	62	124	71	-	(271)	-

Sales – total	2,131	942	724	464	-	(271)	3,990

Freight, transportation and distribution	-	125	85	54	-	(11)	253

Net sales	2,131	817	639	410	-	(260)	3,737

Cost of goods sold	1,598	358	475	383	-	(232)	2,582

Gross margin	533	459	164	27	-	(28)	1,155

Selling expenses	552	3	8	3	(6)	-	560

General and administrative expenses	25	3	7	2	75	-	112

Provincial mining and other taxes	-	78	1	-	-	-	79

Share-based compensation expense	-	-	-	-	51	-	51

Impairment of assets (Note 3)	-	1,809	-	-	-	-	1,809

Other (income) expenses	(38)	5	(7)	(1)	(56)	-	(97)

(Loss) earnings before finance costs and income taxes	(6)	(1,439)	155	23	(64)	(28)	(1,359)

Depreciation and amortization	122	128	115	52	10	-	427

EBITDA	116	(1,311)	270	75	(54)	(28)	(932)

Assets – at December 31, 2018	17,964	11,710	10,386	2,406	3,678	(642)	45,502

 1 Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Unaudited	In millions of US dollars except as otherwise noted

	Nine Months Ended September 30, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	11,022	2,328	2,033	1,099	-	-	16,482

– intersegment	28	178	487	160	-	(853)	-

Sales – total	11,050	2,506	2,520	1,259	-	(853)	16,482

Freight, transportation and distribution	-	252	275	178	-	(38)	667

Net sales	11,050	2,254	2,245	1,081	-	(815)	15,815

Cost of goods sold	8,546	892	1,652	1,092	-	(794)	11,388

Gross margin	2,504	1,362	593	(11)	-	(21)	4,427

Selling expenses	1,816	7	21	5	(14)	-	1,835

General and administrative expenses	82	-	11	3	191	-	287

Provincial mining and other taxes	-	237	2	1	13	-	253

Share-based compensation expense	-	-	-	-	95	-	95

Impairment of assets (Note 3)	-	-	-	-	33	-	33

Other expenses (income)	39	(2)	(27)	20	95	-	125

Earnings (loss) before finance costs and income taxes	567	1,120	586	(40)	(413)	(21)	1,799

Depreciation and amortization	433	324	394	180	32	-	1,363

EBITDA	1,000	1,444	980	140	(381)	(21)	3,162

Assets – at September 30, 2019	18,996	11,939	10,807	2,207	2,029	(549)	45,429

	Nine Months Ended September 30, 2018

	Retail	Potash	Nitrogen [1]	Phosphate [1]	Corporate and Others	Eliminations	Consolidated

Sales – third party	10,467	2,148	2,037	1,109	-	-	15,761

– intersegment	36	180	462	203	-	(881)	-

Sales – total	10,503	2,328	2,499	1,312	-	(881)	15,761

Freight, transportation and distribution	-	298	279	157	-	(59)	675

Net sales	10,503	2,030	2,220	1,155	-	(822)	15,086

Cost of goods sold	8,130	912	1,624	1,080	-	(793)	10,953

Gross margin	2,373	1,118	596	75	-	(29)	4,133

Selling expenses	1,732	9	24	8	(15)	-	1,758

General and administrative expenses	73	8	17	6	208	-	312

Provincial mining and other taxes	-	188	2	1	1	-	192

Share-based compensation expense	-	-	-	-	149	-	149

Impairment of assets (Note 3)	-	1,809	-	-	-	-	1,809

Other (income) expenses	(57)	13	(7)	(2)	98	-	45

Earnings (loss) before finance costs and income taxes	625	(909)	560	62	(441)	(29)	(132)

Depreciation and amortization	367	312	334	140	41	-	1,194

EBITDA	992	(597)	894	202	(400)	(29)	1,062

Assets – at December 31, 2018	17,964	11,710	10,386	2,406	3,678	(642)	45,502

 1 Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Unaudited	In millions of US dollars except as otherwise noted

The Company disaggregated revenue from contracts with customers by product line or geographic location for each reportable segment to show how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Three Months Ended September 30		Nine Months Ended September 30

	2019	2018	2019	2018

Retail sales by product line

Crop nutrients	769	650	4,082	3,660

Crop protection products	1,318	1,086	4,348	4,218

Seed	60	60	1,613	1,584

Merchandise	135	161	387	442

Services and other	217	174	620	599

	2,499	2,131	11,050	10,503

Potash sales by geography

Manufactured product

North America	437	483	1,084	1,128

Offshore [1]	379	458	1,421	1,198

Other potash and purchased products	-	1	1	2

	816	942	2,506	2,328

Nitrogen sales by product line [2]

Manufactured product

Ammonia	172	225	713	783

Urea	239	217	801	730

Solutions, nitrates and sulfates	193	207	613	620

Other nitrogen and purchased products	75	75	393	366

	679	724	2,520	2,499

Phosphate sales by product line [2]

Manufactured Product

Fertilizer	205	305	752	846

Industrial and feed	119	126	359	352

Other phosphate and purchased products	52	33	148	114

	376	464	1,259	1,312

 1 Relates primarily to Canpotex Ltd. (“Canpotex”) (Note 13).

 2 Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

NOTE 3  IMPAIRMENT OF ASSETS

During the nine months ended September 30, 2019, the Company recorded an impairment of $33 relating to certain intangible assets.

During the nine months ended September 30, 2018, through a strategic portfolio review, the Company determined the New Brunswick Potash operations would no longer be part of the Company’s medium-term or long-term strategic plans. Accordingly, the New Brunswick cash generating unit was estimated to have a recoverable amount of $50, based on the fair value less costs of disposal. This resulted in an impairment loss of $1,809 ($1,320, net of tax) related to its property, plant and equipment being recorded in the Potash segment for the three and nine months ended September 30, 2018. The estimated recoverable amount was determined to be the salvage value of the assets based on the estimated fair market value of similar used assets and past experience, a Level 3 fair value measurement.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4  OTHER EXPENSES (INCOME)

	Three Months Ended September 30		Nine Months Ended September 30

	2019	2018	2019	2018

Merger and related costs	21	62	57	143

Foreign exchange loss (gain)	2	-	14	(2)

Earnings of equity-accounted investees	(6)	(15)	(53)	(26)

Gain on curtailment of defined benefit pension and other post-retirement benefit plans	-	(151)	-	(151)

Other expenses	20	7	107	81

	37	(97)	125	45

During the third quarter of 2018, as part of the Company’s continuous assessment of its operations, participation (based on age and years of service) in certain company defined benefit pension and other post-retirement benefit plans was suspended and/or discontinued effective January 1, 2020. As a result, the Company recognized a merger-related gain on curtailment of defined benefit pension and other post-retirement benefit plans of $151.

NOTE 5  INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings from continuing operations for each jurisdiction.

	Three Months Ended September 30		Nine Months Ended September 30

Income Tax Related to Continuing Operations	2019	2018	2019	2018

Income tax expense (recovery)	40	(434)	346	(199)

Actual effective tax rate on earnings (loss) from continuing operations (%)	22	29	25	38

Actual effective tax rate including discrete items (%)	22	29	25	38

Discrete tax adjustments that impacted the tax rate	1	2	5	-

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at September 30, 2019	As at December 31, 2018
Current income tax assets

Current	Receivables	81	248

Non-current	Other assets	36	36

Deferred income tax assets	Other assets	269	216

Total income tax assets		386	500

Current income tax liabilities

Current	Payables and accrued charges	41	47

Non-current	Other non-current liabilities	40	64

Deferred income tax liabilities	Deferred income tax liabilities	3,137	2,907

Total income tax liabilities		3,218	3,018

NOTE 6  DISCONTINUED OPERATIONS

During the three and nine months ended September 30, 2019, there were no discontinued operations.

In 2018, the Company’s investments in Sociedad Quimica y Minera de Chile S.A. (“SQM”), Israel Chemical Ltd. (“ICL”) and Arab Potash Company (“APC”) were presented as discontinued operations. During the nine months ended September 30, 2018, the Company sold its investments in ICL, a portion of its investment in SQM and its Conda Phosphate operations for proceeds, net of commissions, of $1,061, $685 and $87, respectively.

Unaudited	In millions of US dollars except as otherwise noted

Net earnings from discontinued operations were comprised of:

	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018

Gain on disposal of investment in SQM	-	841

Dividend income of SQM, APC and ICL [1]	30	156

Income tax expense [2]	(7)	(299)

Net earnings from discontinued operations	23	698

1 Dividend income is included in cash provided by operating activities on the condensed consolidated statements of cash flows.

2 For the three months ended September 30, 2018, income tax expense relates to the planned repatriation of dividend income and the remaining excess cash available in Chile. For the nine months ended September 30, 2018, income tax expense is comprised of $255 relating to the disposals of certain SQM shares including the planned repatriation of the net proceeds, and $44 relating to earnings from discontinued operations.

NOTE 7  FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by the Company’s finance department. There have been no changes to the Company’s valuation methods presented in Note 13 of the 2018 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis or measured at amortized cost:

	September 30, 2019			December 31, 2018

Financial instruments measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Carrying Amount	Level 1 [1]	Level 2 [1]

Fair value on a recurring basis

Cash and cash equivalents	568	-	568	2,314	-	2,314

Derivative instrument assets	5	-	5	5	-	5

Other current financial assets - marketable securities [2]	192	23	169	97	12	85

Investments at FVTOCI [3]	160	160	-	186	186	-

Derivative instrument liabilities	(38)	-	(38)	(71)	-	(71)

Amortized cost

Current portion of long-term debt

Senior notes and debentures [4]	(494)	-	(507)	(995)	-	(1,009)

Fixed and floating rate debt	(7)	-	(7)	(8)	-	(8)

Long-term debt

Senior notes and debentures [4]	(8,532)	(4,788)	(4,311)	(7,569)	(1,004)	(6,177)

Fixed and floating rate debt	(23)	-	(23)	(22)	-	(22)

1 During the period ended September 30, 2019, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value on a recurring basis. The Company’s policy is to recognize transfers at the end of the reporting period.

2 Marketable securities consist of equity and fixed income securities. The Company determines the fair value of equity securities based on the bid price of identical instruments in active markets. The Company values fixed income securities using quoted prices of instruments with similar terms and credit risk.

3 Investments at fair value through other comprehensive income (“FVTOCI”) are comprised of shares in Sinofert Holdings Ltd. (“Sinofert”) (December 31, 2018 – Sinofert and other).

4 Carrying amount of liability includes net unamortized debt issue costs.

NOTE 8  SHORT-TERM DEBT

In 2019, the Company terminated its $500 accounts receivable securitization program. There were no loan drawdowns made under this program in 2019.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 9  LONG-TERM DEBT

The following tables summarize the Company’s long-term debt issuances and repayment activities during the nine months ended September 30, 2019:

	Rate of interest (%)	Maturity	Amount

Notes issued 2019	4.200	April 1, 2029	750

Notes issued 2019	5.000	April 1, 2049	750

			1,500

The notes issued in 2019 are unsecured, rank equally with Nutrien’s existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series is redeemable and provides for redemption prior to maturity, at the Company’s option, at specified prices.

	Rate of interest (%)	Maturity	Amount

Debentures repaid 2019	6.750	January 15, 2019	500

Senior Notes repaid 2019	6.500	May 15, 2019	500

			1,000

NOTE 10  SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors. No preferred shares have been issued.

Issued

	Number of Common Shares	Share Capital

Balance – December 31, 2018	608,535,477	16,740

Issued under option plans and share-settled plans	431,485	21

Repurchased	(36,066,766)	(992)

Balance – September 30, 2019	572,900,196	15,769

Share repurchase programs

	Board of Directors Approval	Expiry	Maximum Shares for Repurchase

2018 Normal Course Issuer Bid [1]	February 20, 2018	February 22, 2019	50,363,686

2019 Normal Course Issuer Bid [2]	February 20, 2019	February 26, 2020	30,133,631

1 On December 14, 2018, the normal course issuer bid was increased to permit the repurchase of up to 8 percent of the Company’s outstanding common shares.

2 The normal course issuer bid permitted the repurchase of up to 5 percent of the Company’s outstanding common shares.

The Company has repurchased the maximum authorized amount under the 2019 normal course issuer bid. Purchases under the 2019 normal course issuer bid were made through open market purchases at market price as well as by other means as permitted by applicable securities regulatory authorities, including private agreements.

Unaudited	In millions of US dollars except as otherwise noted

The following table summarizes the Company’s share repurchase activities during the period:

	Three Months Ended September 30		Nine Months Ended September 30

	2019	2018	2019	2018

Common shares repurchased for cancellation	-	7,271,800	36,066,766	32,209,923

Average price per share	-	54.15	52.07	51.62

Total cost	-	394	1,878	1,663

Repurchase resulting in a reduction of:

Share capital	-	199	992	884

Contributed surplus [1]	-	-	-	23

Retained earnings [1]	-	195	886	756

1 The excess of net cost over the average book value of the shares.

Dividends declared

The Company declared dividends per share of $0.45 (2018 – $0.40) during the three months ended September 30, 2019, payable on October 17, 2019 to shareholders of record on September 30, 2019, and $0.88 (2018 – $1.20) during the nine months ended September 30, 2019.

In 2019, the Company announced an increase in the expected quarterly dividend from $0.43 per share to $0.45 per share commencing with the quarterly dividend declared in the third quarter of 2019 and until otherwise determined by the Board of Directors.

Anti-dilutive shares

The diluted weighted average shares calculation excluded 979,000 stock options and 118,000 equity-settled performance share units for the three months ended September 30, 2018; and 621,000 stock options and 118,000 equity-settled performance share units for the nine months ended September 30, 2018, due to their anti-dilutive effect.

NOTE 11  BUSINESS ACQUISITIONS

The Company had the following acquisitions for the nine months ended September 30, 2019:

	Ruralco Holdings Limited (“Ruralco”)	Other Acquisitions
Acquisition date	September 30, 2019	Various
Total consideration, net of cash and cash equivalents acquired

$330

Also included in the total consideration, net of cash and cash equivalents acquired, is the impact of $18 relating to a foreign exchange hedge loss which the Company designated a cash flow hedge and accounted for similarly to other cash flow hedges. As the hedge was related to the commitment to purchase a foreign operation the Company considered it a non-financial item. The loss from the hedging instrument initially recognized in other comprehensive income (loss) was adjusted as part of goodwill when the business acquisition occurred.

$507, net of $100 previously held equity-accounted interest held in Agrichem. The remaining 20 percent interest in Agrichem was acquired in the first nine months of 2019, making Agrichem a wholly owned consolidated subsidiary of the Company.
Description	An agriservices business in Australia with more than 500 operating locations.	54 Retail locations in North and South America and Australia, which included companies operating within the proprietary products business, such as Actagro, LLC (“Actagro”), a developer, manufacturer and marketer of environmentally sustainable soil and plant health products and technologies.
Expected benefits	• reduced operating costs • broader distribution of Nutrien/Landmark products • enhanced ability to foster innovation • exposure to the water segment	• expansion of geographical coverage for the sale of crop input products • increased customer base and workforce • synergies between Nutrien and acquired businesses

Unaudited	In millions of US dollars except as otherwise noted

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. As at September 30, 2019, the purchase price allocation for the Actagro acquisition was substantially complete. The purchase price allocation for Ruralco and other acquisitions are not final as the Company is continuing to obtain and verify information required to determine the fair value of certain assets acquired and liabilities assumed and the amount of deferred income taxes arising on their recognition. The Company expects to finalize the amounts recognized as it obtains the information necessary to complete the analysis within one year from the date of the acquisition.

The preliminary values allocated to the acquired assets and assumed liabilities based upon fair values were as follows:

	September 30, 2019
	Ruralco	Other Acquisitions
Receivables [1]	250	68
Inventories	116	120
Prepaid expenses and other current assets	11	39
Property, plant and equipment	70	106
Goodwill [2]	272	293
Other intangible assets	55	179
Investments and other assets	31	2
Short-term debt [3]	(112)	-
Payables and accrued charges	(299)	(152)
Other current liabilities	(17)	-
Long-term debt	-	(36)
Other non-current liabilities	(47)	(12)
Total consideration	330	607
Previously held equity-accounted interest in Agrichem	-	(100)
Total consideration, net of cash and cash equivalents acquired	330	507

1 Includes trade receivables with gross contractual amount of $247.

2 Goodwill was calculated as the excess of the fair value of consideration transferred over the recognized amount of net identifiable assets acquired. The portion of goodwill deductible for income tax purposes will be determined when the purchase allocation is finalized.

3 Outstanding amount on the Ruralco credit facilities assumed as part of the acquisition.

The significant fair value considerations included in the allocation of the purchase price are discussed below:

Asset	Valuation Technique
Property, plant and equipment

Market approach for land and certain types of personal property: sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable assets.

Replacement costs for all other depreciable property, plant and equipment: measures the value of an asset by estimating the cost to acquire or construct comparable assets and adjusts for age and condition of the asset.

Other intangible assets	Income approach – multi-period excess earnings method: which measures the value of an asset based on the present value of the incremental after-tax cash flows attributable to the asset after deducting contributory asset charges (“CACs”). Allocation of CACs is a matter of judgment and based on the nature of the acquired business’ operations and historical trend.

The Ruralco acquisition was completed at the close of business on September 30, 2019, therefore, the Company’s consolidated statements of earnings did not include any impacts from Ruralco for the three and nine months ended September 30, 2019. Financial information related to business acquisitions is as follows:

	Pro Forma [1]		Three Months Ended [2] September 30, 2019	Nine Months Ended [2] September 30, 2019
	Ruralco	Other Acquisitions	Other Acquisitions	Other Acquisitions
Sales	1,090	460	99	267
EBITDA/Net earnings	50	80	4	6

1 Estimated annual sales and EBITDA if acquisitions occurred at January 1, 2019.

2 Sales and net earnings from continuing operations before income taxes from date of acquisition.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 12  SEASONALITY

Seasonality in the Company’s business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Feed and industrial sales are more evenly distributed throughout the year. The results of this seasonality have a corresponding effect on trade and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. The Company’s cash collections generally occur after the application season is complete, while customer prepayments are concentrated in December and January and inventory prepayments are concentrated in the period from November to January.

NOTE 13  RELATED PARTY TRANSACTIONS

The Company sells potash from its Canadian mines for use outside Canada and the United States exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the three months ended September 30, 2019 were $379 (2018 – $458) and the nine months ended September 30, 2019 were $1,421 (2018 – $1,198). At September 30, 2019, $215 (December 31, 2018 – $208) was owing from Canpotex.